Exhibit 99.2

Security Class Holder Account Number ------- Fold Form of Proxy - Annual General and Special Meeting to be held on Tuesday, May 29, 2018 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 1:30 pm, Calgary Time, on Friday, May 25, 2018 or 48 hours (excluding Saturdays, Sundays and Statutory holidays in the Province of Alberta) before the beginning of any adjournment or postponement of the meeting To Receive Documents Electronically VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! ------- Fold • To Vote Using the Telephone To Vote Using the Internet • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free If you vote by telephone or the Internet, DO NOT mail back this proxy. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER

Appointment of Proxyholder I/We being holder(s) ("Shareholders") of common shares (the "Shares") of Advantage Oil & Gas Ltd. (the " Corporation" or "Advantage") hereby appoint (s): Andy Mah, President and Chief Executive Officer of Advantage, or failing him, Craig Blackwood, Vice President, Finance and Chief Financial Officer of Advantage OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the Shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Shareholders of Advantage Oil & Gas Ltd. to be held in Meeting Rooms 1 and 2 at the Millennium Tower, 440 - 2nd Avenue SW, Calgary, Alberta on Tuesday, May 29, 2018 at 1:30 pm (Calgary Time) and at any adjournment or postponement thereof (the "Meeting"). VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. For Against 1. Number of Directors To fix the number of directors of the Corporation to be elected at the Meeting at six (6) directors. 2. Election of Directors 1. Stephen E. Balog For Withhold 2. Paul G. Haggis For Withhold 3. Andy J. Mah For Withhold ------- Fold 4. Ronald A. McIntosh 05. Grant B. Fagerheim 06. Jill T. Angevine 3. Amendments to the Restricted and Performance Award Incentive Plan An ordinary resolution approving certain amendments to the restricted and performance award incentive plan of the Corporation and approving all unallocated incentive awards under the restricted and performance award incentive plan, as more particularly described in the management information circular of the Corporation dated April 20, 2018 (the "Information Circular"). 4. Stock Option Plan An ordinary resolution approving all unallocated options under the Corporation's stock option plan, as more particularly described in the Information Circular. 5. Shareholder Rights Plan An ordinary resolution approving the Corporation's amended and restated shareholder rights plan agreement, as more particularly described in the Information Circular. 6. Appointment of Auditors To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration as such. For Against For Against For Against For Withhold ------- Fold To transact such further and other business as may properly come before the Meeting or any adjournment(s) thereof. Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Signature(s) Date Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. A V N Q 2 7 2 9 8 4 A R 2